UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

Suzano announces expiration and final results

of cash tender offers

São Paulo, September 10, 2020 – Fibria Overseas Finance Ltd. (“Fibria Overseas”) and Suzano Austria GmbH (“Suzano Austria”), each a wholly-owned subsidiary of Suzano S.A. (“Suzano”), announce the expiration and final results of the offers to purchase for cash any and all of the outstanding notes of their respective series: (1) 5.250% Guaranteed Notes due 2024 (CUSIP: 31572UAE6 / ISIN: US31572UAE64) (the “2024 Notes”) issued by Fibria Overseas and guaranteed by Suzano, (2) 4.000% Guaranteed Notes due 2025 (CUSIP: 31572UAG1 / ISIN: US31572UAG13) (the “2025 Notes”) issued by Fibria Overseas and guaranteed by Suzano and (3) 5.750% Guaranteed Notes due 2026 issued by Suzano Austria and guaranteed by Suzano (CUSIP: 05674XAA9 / A9890AAA8 / ISIN: US05674XAA90 / USA9890AAA81) (the “2026 Notes” and, together with the 2024 Notes and the 2025 Notes, the “Notes”) (each, an “Offer” and, collectively, the “Offers”) pursuant to the offer to purchase dated September 2, 2020 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (as defined in the Offer to Purchase).

Fibria Overseas and Suzano Austria are together referred to herein as the “Offerors,” “we” or “our.” The term “Offers” may refer to any or all of the Offers, and the term “Offeror” may refer to the applicable Offeror, in each case, as the circumstances may require.

As of 8:30 a.m., New York City time, on September 10, 2020 (the “Expiration Date”), the aggregate principal amount of Notes validly tendered is as set forth in the table below.

Title of Security	Issuer	Security Identifiers	Principal Amount Outstanding Prior to Offer	Principal Amount Validly Tendered(1)
5.250% Guaranteed Notes due 2024	Fibria Overseas Finance Ltd.	CUSIP No.: 31572UAE6 ISIN: US31572UAE64	U.S.$600,000,000.00	U.S.$246,482,000.00
4.000% Guaranteed Notes due 2025	Fibria Overseas Finance Ltd.	CUSIP No.: 31572UAG1 ISIN: US31572UAG13	U.S.$600,000,000.00	U.S.$260,314,000.00
5.750% Guaranteed Notes due 2026	Suzano Austria GmbH	CUSIP Nos.: 05674XAA9/A9890AAA8 ISINs: US05674XAA90/USA9890AAA81	U.S.$700,000,000.00	U.S.$183,419,000.00

(1) Not including aggregate principal amounts of Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made by 5:00 p.m., New York City time, on September 14, 2020.

Additionally, US$3,154,000.00 aggregate principal amount of outstanding 2024 Notes and US$381,000.00 aggregate principal amount of outstanding 2025 Notes was tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made no later than 5:00 p.m., New York City time, on September 14, 2020.

Fibria Overseas has accepted for purchase all of the 2024 Notes validly tendered in the Offers on or prior to the Expiration Date. Holders of 2024 Notes that validly tendered on or prior to the Expiration Date and whose 2024 Notes have been accepted for purchase are entitled to receive the total consideration of US$1,108.00 per US$1,000.00 principal amount of 2024 Notes tendered (“2024 Notes Tender Consideration”) and to receive accrued and unpaid interest (as defined in the Offer to Purchase) on their accepted 2024 Notes from the last interest payment date to, but not including, the Settlement Date (as defined below).

Fibria Overseas has accepted for purchase all of the 2025 Notes validly tendered in the Offers on or prior to the Expiration Date. Holders of 2025 Notes that validly tendered on or prior to the Expiration Date and whose 2025 Notes have been accepted for purchase are entitled to receive the total consideration of US$1,066.00 per US$1,000.00 principal amount of 2025 Notes tendered (“2025 Notes Tender Consideration”) and to receive accrued and unpaid interest (as defined in the Offer to Purchase) on their accepted 2025 Notes from the last interest payment date to, but not including, the Settlement Date (as defined below).

Suzano Austria has accepted for purchase all of the 2026 Notes validly tendered in the Offers on or prior to the Expiration Date. Holders of 2026 Notes that validly tendered on or prior to the Expiration Date and whose 2026 Notes have been accepted for purchase are entitled to receive the total consideration of US$1,152.00 per US$1,000.00 principal amount of 2026 Notes tendered (“2026 Notes Tender Consideration” and, together with the 2024 Notes Tender Consideration and the 2025 Notes Tender Consideration, the “Tender Consideration”) and to receive accrued and unpaid interest (as defined in the Offer to Purchase) on their accepted 2026 Notes from the last interest payment date to, but not including, the Settlement Date (as defined below).

Payment of the Tender Consideration and Accrued Interest (as defined in the Offer to Purchase) for the accepted Notes validly tendered is expected to be made, subject to the terms and conditions of the Offer to Purchase, on September 15, 2020 (the “Settlement Date”). Payment for the accepted Notes validly tendered pursuant to the Guaranteed Delivery Procedures is also expected to be made on September 15, 2020.

The Offers have now expired. No Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Offers.

The Offerors have retained BNP Paribas Securities Corp., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Rabo Securities USA, Inc. and Scotia Capital (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/suzano. The full details of the Offers are included in the Offer to Purchase. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (888) 564-8149 (US toll free) or in writing at suzano@dfking.com. Questions about the Offers may be directed to BNP Paribas Securities Corp. by telephone at +1 (888) 210-4358, BofA Securities, Inc. by telephone at +1 (888) 292-0070, Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030, J.P. Morgan Securities LLC by telephone at +1 (866) 834-4666, Mizuho Securities USA LLC by telephone at +1 (866) 271-7403, Rabo Securities USA, Inc. by telephone at +1 (866) 746-3850 and Scotia Capital (USA) Inc. by telephone at +1-800-372-3930.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers were made only by, and pursuant to the terms of, the Offer to Purchase. The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

Phone: +55 11 3503-9330

E-mail: ri@suzano.com.br

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

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